Exhibit 99.1

Vermilion Energy Inc. to Present at EnerCom’s 2011 Oil and Gas Conference

CALGARY, Alberta--(BUSINESS WIRE)--August 15, 2011--Vermilion Energy Inc. (“Vermilion”) (VET – TSX) is pleased to announce that Dean Morrison, Director Investor Relations, will be presenting at EnerCom’s 2011 Oil and Gas Conference on Tuesday, August 16, 2011 at 2:45 PM MDT in Denver, Colorado. Interested parties can listen to a live webcast and view the presentation slides by going to Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm or directly to the Oil and Gas Conference website at http://www.vcall.com/customevent/conferences/enercom/20110814/webcast.html.

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.19 per month per share. Management and directors of Vermilion hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

CONTACT:
Vermilion Energy Inc.
Dean Morrison, CFA
Director, Investor Relations
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com